UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Crescent Real Estate Equities Company

Full Name of Registrant

Former Name if Applicable

777 Main Street, Suite 2100

Address of Principal Executive Office (Street and Number)
Fort Worth, Texas 76102

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Crescent Real Estate Equities Company (the “Registrant”) files this Notification of Late Filing of its Annual Report on Form 10-K for the period ended December 31, 2006. The Registrant will not timely file its Form 10-K because in light of the pending restatement described in the Explanatory Note attached hereto, the Registrant has not completed the necessary analysis and internal processes to ensure accurate and comprehensive completion of the consolidated financial statements and cannot complete such by the prescribed filing date without unreasonable effort or expense. The Registrant will file the Form 10-K no later than the fifteenth day after the prescribed due date of the Form 10-K.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jerry R. Crenshaw, Jr.	817	321-2100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to the Explanatory Note attached hereto.

CRESCENT REAL ESTATE EQUITIIES COMPANY
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2007	By:	/S/ Jerry R. Crenshaw, JR.

		Name:	Jerry R. Crenshaw, JR.
		Title:	Managing Director and Chief Financial Officer

Explanatory Note, as described in Form 8-K filed February 28, 2007
In connection with the closing of the financial records of Crescent Real Estate Equities Company (the “Company”) for the fiscal year ended December 31, 2006, our management, in conjunction with our independent registered public accounting firm, Ernst & Young LLP, identified the accounting-related items discussed below that affect the Company’s financial statements. In light of these accounting items, on February 28, 2007, the Audit Committee of the Board of Trust Managers of the Company determined that readers should no longer rely on our previously filed financial statements and other financial information for the fiscal years 2005, 2004, 2003, 2002 and 2001, and component fiscal quarters, as well as for the first, second and third quarters of fiscal year 2006. We have just completed our review of these items in conjunction with our auditors and, as a result, will defer the filing of our Annual Report on Form 10-K for the year ended December 31, 2006 until not later than March 16, 2007, in accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, in order to give us the opportunity to incorporate the indicated changes in our financial statements. We will reflect all required restatements in our Form 10-K.
Anticipated Impact. Management anticipates that the cumulative impact of these restatements will result in an approximately $9.6 million increase in “Net Income Available to Common Shareholders” for the years ending 1997 through 2005. We will reflect this impact as a cumulative adjustment to decrease Retained Earnings as of December 31, 2003 by approximately $2.5 million and have restated our “Net Income Available to Common Shareholders,” increasing the amounts by approximately $6.2 million and $5.9 million for the years ended December 31, 2005 and 2004, respectively.
Calculation of Minority Interest to Unitholders. In February 1998, the Company completed its first offering of Series A Preferred Shares. In connection with this offering, the Company’s operating partnership, Crescent Real Estate Limited Partnership (the “Operating Partnership”), issued Series A Preferred Units to the Company in exchange for the Company’s contribution of the proceeds from the offering to the Operating Partnership. Subsequent Series A Preferred Share Offerings in April 2002 and January 2004 and the Series B Preferred Share Offering in May 2002 were recorded in the same manner as the February 1998 offering. In association with these offerings, the limited partnership agreement of the Operating Partnership outlines terms of the allocation of distributions between the Company and the other limited partners of the Operating Partnership, whom we refer to as unitholders. Following a recent review of the limited partnership agreement of the Operating Partnership, the Company determined that distributions on the preferred units held by the Company occur prior to distributions to the unitholders. Therefore, net income would first be allocated to cover the dividend on the preferred shares and then an allocation should be made to the unitholders.
Our calculation of minority interest has incorrectly allocated net income between the Company and unitholders based on respective ownership percentages and then deducting the preferred dividend against the allocation to the Company. The cumulative impact of the restatement, whereby the calculation deducts the preferred dividend from net income and then allocates the remaining net income between the Company and unitholders, results in an approximately $14.6 million increase in “Net Income Available to Common Shareholders” for the years ended December 31, 1998 through 2005. We will reflect this impact as a cumulative adjustment to increase Retained Earnings as of December 31, 2003 by approximately $5.0 million and have restated our “Net Income Available to Common Shareholders”, increasing the amounts by approximately $4.8 million for each of the years ended December 31, 2005 and 2004.
Refundable Fees for Club Member Services. One of our golf clubs has a limited number of non-equity club members who are entitled to repayment of a portion of their dues up to a fixed amount per member upon surrender of their memberships. We are required to deposit a fixed percent of all dues collected from these members into a separate cash fund and then use this fund to make payments to members who choose to surrender their membership. Our obligation for payment for surrendered memberships is limited only to amounts deposited into the separate cash fund.
In prior years, consistent with SFAS No. 5, Accounting for Contingencies, the liability associated with these memberships was based on the maximum amount at the balance sheet date that we could be required to pay upon surrender of a membership. As we are only obligated to make surrender payments to the extent cash is available in the separate cash fund, the liability recorded was equal to the cash fund balance. We have determined that the appropriate methodology associated with refundable fees for club member services is outlined in Staff Accounting Bulletin No. 104, Revenue Recognition, under which revenue related to refundable fees for services should not be recognized until the fee is fixed and determinable. For these memberships, member dues should not be recognized as revenue until the dues paid exceed the maximum refund amount available to the member. This results in a liability for these members at each balance sheet date equal to the maximum amount that could potentially be paid due to future membership surrenders without consideration of the amount of funds available in the separate cash account that will allow payments to be made. Application of the guidance under SAB No. 104 results in an approximately $4.7 million decrease in “Net Income Available to Common Shareholders” for the years ended December 31, 1997 through 2005. We will reflect this impact as a cumulative adjustment to decrease Retained Earnings as of December 31, 2003 by approximately $4.1 million and have restated our “Net Income Available to Common Shareholders”, decreasing amounts by approximately $0.2 million and $0.4 million for the years ended December 31, 2005 and 2004, respectively.
Classification of Club Membership Intangible Asset. At the time of acquisition of one of our golf clubs, a portion of the purchase price was recorded as a membership intangible asset related to the acquired right to sell a predetermined number of equity memberships in the club. Since acquisition of the club, we have amortized the membership intangible asset based upon the sale of those equity memberships. We have determined that the right to sell a predetermined number of equity club memberships does not meet the criteria established under SFAS No. 141, Business Combinations, for the recording of an intangible asset. We have determined that the membership intangible asset should instead be recorded as goodwill and therefore not be amortized but instead evaluated for impairment. The cumulative impact of the restatement results in an approximately $0.3 million decrease in “Net Income Available to Common Shareholders” for the years ended 1997 through 2005. We have reflected this impact as a cumulative adjustment to decrease Retained Earnings as of December 31, 2003 by approximately $3.4 million and have restated our “Net Income Available to Common Shareholders”, increasing the amounts by approximately $1.6 million and $1.5 million for the years ended December 31, 2005 and 2004, respectively.